

Lisa M. Samara · 3rd

President/COO at Domus

Philadelphia, Pennsylvania, United States · 500+ connections ·

Contact info

 **Domus, Inc.**

Bloomsburg Univers
Bloomsburg, PA

Experience

President/COO
Domus, Inc.
1997 – Present · 23 yrs
Philadelphia, PA

Combining her expertise in program development and execution, branding, marketing communications, and account management, Lisa provides senior and strategic oversight of all agency accounts to ensure the delivery of results, the demonstration of value and the provision of a strong return on the clients' investment. With one eye fixed on exceeding client goals and the other on the bottom line, Lisa guarantees that all clients – regardless of size and scope of work – receive a superior level of service and report complete satisfaction.

About Domus: For 20 years, Domus has provided strategic counsel to more than 50 ...see mor

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Vice President of Marketing
Dal-Tile International, Inc.
1995 – 1997 · 2 yrs
Dallas, TX

As Vice President of Marketing for the nation's leading manufacturer and distributor of ceramic tile, Lisa structured and supervised strategic marketing efforts for all brands and business unit within the organization, and oversaw the company's acquisition of a competitor and

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into floor tile. Lisa also developed go-to-market strategies for the introduction of ne ⋯

Vice President

The Weightman Group

1987 – 1995 · 8 yrs

Philadelphia, PA

At Weightman, Lisa oversaw many new product launches, advertising, promotions, corporate programs, public relations, direct marketing and product packaging design for well-known and well-respected brands, such as Mannington Mills, Certainteed, Scott Paper, ALPO Pet Foods and Wampler-Longacre Foods. In each case, Lisa delivered solid and strategic plans ...see mor

Account Executive

Foote, Cone & Belding Communications Group

1985 – 1987 · 2 yrs

Philadelphia, PA

Lisa provided account management and support for clients including Temple University, Unisys Bell and PECO. While at Foote, Cone & Belding, Lisa also gained valuable gaming industry experience, specifically through the support of numerous instant game launches for the Pennsylvania Lottery.

Education

Bloomsburg University, Bloomsburg, PA

BA, Marketing/Communications



